FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

On January 22, 2004, the Registrant pre-announced its expected financial results for the fourth quarter and year ended December 31, 2003. Attached hereto is the press release announcing the expected results.

This Form 6-K is being filed and incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 22, 2004	By:	/s/ Amir Harel
Amir Harel Chief Financial Officer

NEWS RELEASE

TOWER SEMICONDUCTOR LTD. PRE-ANNOUNCES FOURTH QUARTER AND 2003 EXPECTED RESULTS

MIGDAL HAEMEK, Israel — January 22, 2004 — Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM) today announced expected results for the fourth quarter and year ended December 31, 2003.

Sales for the fourth quarter of 2003 are expected to be approximately in the range of $19.5 million and $20 million. Fourth quarter loss is expected to be approximately in the range of $45 million and $47 million.

Sales for the year ended December 31, 2003 are expected to be approximately in the range of $61.1 million and $61.6 million. Loss for the year ended December 31, 2003 is expected to be approximately in the range of $113 million and $115 million.

Tower expects to release its fourth quarter and year-end results on Monday, February 2, 2004.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.18 microns; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (ii) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, as well as obtaining additional business from new and existing customers, (iii) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center, (iv) ramp-up of production at Fab 2,

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(v) completion of the development and/or transfer of advanced process technologies to be utilized in Fab 1 and in Fab 2, (vi) initial production difficulties we may experience in connection with the functionality of the equipment installed in Fab 2 during its early manufacturing period and (viii) conditions in the market for foundry manufacturing services and for semiconductor products generally. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F and Form F-3, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.

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Investor Relations Contact	PR Agency Contact	Corporate Contact
Sheldon Lutch	Bruce Hokanson	Michael Axelrod
Fusion IR & Communications	Loomis Group	Tower Semiconductor USA
+1 (212) 268 1816	+1 (360) 574 4000	+1 (408) 330 6871
sheldon@usionir.com	hokanson@loomisgroup.com	pr@towersemi.com